Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR

THE SECOND QUARTER THAT ENDED ON JUNE 30, 2018

Buenos Aires, Argentina, August 16, 2018 – Grupo Financiero Galicia S.A. (BYMA: GGAL /NASDAQ: GGAL) announced its financial results for the second quarter that ended on June 30, 2018 (the “Quarter”).

HIGHLIGHTS

➣

For the current fiscal year, the results of Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “GFG”) and its subsidiaries are reported in accordance with the International Financial Reporting Standards (“IFRS”), as established by the Argentine Central Bank. Therefore, the financial statements and this report are presented in accordance with such standards. For comparative purposes, figures for 2017 are also presented in accordance with IFRS. In addition, balances of certain items from previous quarters have been reclassified.

➣

Net income for the quarter that ended on June 30, 2018, amounted to Ps.2,782 million, a 25% increase from than the Ps.2,229 million profit recorded in the second quarter of the 2017 fiscal year. The profit per share for the Quarter amounted to Ps.1.95, as compared to Ps.1.71 per share calculated for the same quarter of the 2017 fiscal year.

➣

The results of the Quarter were mainly attributable to the income derived from GFG’s interest in Banco de Galicia y Buenos Aires S.A. (or “the Bank”), for Ps.1,962 million, in Tarjetas Regionales S.A., for Ps.567 million, in Galicia Administradora de Fondos S.A., for Ps.121 million, and in Sudamericana Holding S.A., for Ps.120 million, which was also increased by a net operating income of Ps.51 million and partially offset by administrative expenses of Ps.48 million.

➣	The consolidated capital ratio reached 13.77%, 197 basis points higher than the amount recorded in the second quarter of the 2017 fiscal year.

Conference Call:

August 17, 2018, 11:00 A.M. Eastern Time (12:00 P.M. Buenos Aires Time)

Call-in number: +1 323-994-2082

Conference ID: 1283533

For more information contact:

José Luis Ronsini - CFO

Pablo Firvida - IRO

Tel.: (5411) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

1

CONSOLIDATED INFORMATION

Consolidated Financial Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Financial Information
Assets	424,655	327,682	249,173	30	70
Net loans and other financing	252,148	210,427	156,954	20	61
Deposits	261,096	198,364	156,423	32	67
Shareholders’ equity attributable to GFG	46,337	44,738	26,428	4	75
Shares outstanding (in thousands of shares) (1)	1,426,765	1,426,765	1,300,265	-	10
Book value per share (in pesos)	32.47	31.35	20.33	112 bp	1,214 bp
Net income attributable to GFG	2,782	3,005	2,229	(7)	25
Net income per share (in pesos)	1.95	2.11	1.71	(16) bp	24 bp

(1) 10 ordinary shares = 1 ADS.

Selected Ratios		2018	2017	Variation (bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Return (1) on average assets (2)	3.18	4.15	3.95	(97)	(77)
Return (1) on average shareholders’ equity (2)	25.12	28.75	36.14	(363)	(1,102
Financial Margin (1) (3)	11.85	13.17	12.50	(132)	(65)
Efficiency ratio (4)	56.23	53.84	59.14	239	(291)
Total capital ratio (5)	13.77	14.57	11.80	(80)	197
Non-performing loans / Private-sector loans	2.92	3.23	3.08	(31)	(16)
Allowance for loan losses / Private-sector loans	3.03	3.37	3.39	(34)	(36)
Allowance for loan losses / Non-accrual loans	103.78	104.45	110.02	(67)	(624)
Cost of risk (2)	4.10	3.14	3.35	96	75

(1) Net income attributable to GFG.

(2) Annualized.

(3) Net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(4) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

(5) The Bank consolidated with Tarjetas Regionales.

Market Indicators		2018	2017
In pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Market price					Variation (bp)
Shares – BYMA	95.05	131.30	70.95	(3,625)	2,410
ADS – NASDAQ (in US$)	32.98	65.76	42.64	(3,278)	(966)
Price BYMA / book value	2.93	4.19	3.49	(126)	(56)
Average daily volume (in thousands of shares)					Variation (%)
BYMA	1,017	682	549	49	85
NASDAQ (1)	8,323	4,620	3,806	80	119
Market share (%)					Variation (bp)
The Bank
Loans to the private sector	10.01	9.53	9.88	48	13
Deposits from the private sector	10.43	9.66	9.40	77	103
Galicia Administradora de Fondos S.A.	11.80	13.30	13.30	150	150

(1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

2

GRUPO FINANCIERO GALICIA

RESULTS FOR THE QUARTER

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Results from Equity Investments	2,784	2,976	2,262	(6)	23
Th Bank	1,962	1,962	2,056	-	(5)
Tarjetas Regionales S.A. (1)	567	699	-	(19)	N/A
Galicia Administradora de Fondos S.A.	121	159	98	(24)	23
Sudamericana Holding S.A.	120	146	99	(18)	21
Other subsidiaries (2)	14	10	9	40	56
Net operating income	51	71	(14)	(28)	(464)
Administrative expenses	(48)	(30)	(19)	60	153
Other operating income and expenses	-	2	-	(100)	-
Income tax	(5)	(14)	-	(64)	100
Net income attributable to GFG	2,782	3,005	2,229	(7)	25
Other comprehensive income	16	(14)	(186)	(214)	(109)
Comprehensive income attributable to GFG	2,798	2,991	2,043	(6)	37

(1) 83% since January 1, 2018 (77% from the split-merger agreement with the Bank and 6% from the acquisition of a minority interest).

(2) Includes the result from the interest in Galicia Warrants S.A. (87.5%) and Galicia Valores S.A. (1%).

In the second quarter of the 2018 fiscal year, GFG recorded a Ps.2,782 million profit, which represented a 3.18% annualized return on average assets and a 25.12% return on average shareholder’s equity.

This result was mainly due to profits from its interest held in the Bank, for Ps.1,962 million, in Tarjetas Regionales S.A., for Ps.567 million, in Galicia Administradora de Fondos S.A., for Ps.121 million, and in Sudamericana Holding S.A., for Ps.120 million. In the second quarter of the 2017 fiscal year, results from equity investments in the Bank included the interest in Tarjetas Regionales.

3

SELECTED FINANCIAL INFORMATION - CONSOLIDATED

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Assets
Cash and due from banks	91,739	46,441	33,071	98	177
Debt securities	31,229	31,373	24,111	-	30
Net loans and other financing	252,148	210,427	156,954	20	61
Other financial assets	32,583	23,793	15,539	37	110
Equity investments in associates and joint businesses	-	47	231	(100)	(100)
Property, bank premises, equipment	10,034	9,901	8,973	1	12
Intangible assets	1,088	1,077	805	1	35
Other assets	5,590	4,395	3,813	27	47
Assets available for sale (1)	244	228	5,676	7	(96)
Total assets	424,655	327,682	249,173	30	70
Liabilities
Deposits	261,096	198,364	156,423	32	67
Financing from financial entities	22,231	11,292	5,543	97	301
Other financial liabilities	47,342	38,963	26,122	22	81
Notes	25,294	14,373	13,970	76	81
Subordinated notes	7,444	5,079	4,261	47	75
Other liabilities	13,293	13,299	14,841	-	(10)
Total liabilities	376,700	281,370	221,160	34	70
Shareholders’ equity attributable to third parties	1,618	1,574	1,585	3	2
Shareholders’ equity attributable to GFG	46,337	44,738	26,428	4	75
Shareholders’ equity	47,955	46,312	28,013	4	71

(1) Includes the interest in Compañía Financiera Argentina and in Cobranzas y Servicios until the 4Q2017, and the interest in Prisma Medios de Pago since the third quarter of 2017.

4

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Net interest income	6,745	6,173	4,657	9	45
Interest income	13,278	11,062	8,260	20	61
Interest related expenses	(6,533)	(4,889)	(3,603)	34	81
Net fee income	4,382	3,916	3,431	12	28
Fee income	5,004	4,477	4,044	12	24
Fee related expenses	(622)	(561)	(613)	11	1
Net results from financial instruments	1,775	1,842	1,266	(4)	40
Gold and foreign currency quotation differences	781	775	482	1	62
Other operating income	2,027	1,453	1,218	40	66
Underwriting income from insurance business	611	642	601	(5)	2
Loan loss provisions	(2,390)	(1,622)	(1,279)	47	87
Net operating income	13,931	13,179	10,376	6	34
Personnel expenses	(3,225)	(3,095)	(2,581)	4	25
Administrative expenses	(3,404)	(2,925)	(2,514)	16	35
Depreciations and devaluations of assets	(280)	(257)	(284)	9	(1)
Other operating expenses	(2,953)	(2,428)	(1,988)	22	49
Operating income	4,069	4,474	3,009	(9)	34
Results from associates and joint businesses	(2)	2	116	(200)	(102)
Income tax	(1,169)	(1,380)	(781)	(15)	50
Results from discontinued activities (1) (2)	-	52	-	(100)	-
Net income	2,898	3,148	2,344	(8)	24
Net income attributable to third parties	116	143	115	(19)	1
Net income attributable to GFG	2,782	3,005	2,229	(7)	25
Other comprehensive income (1)	16	(14)	(186)	(214)	(109)
Total comprehensive income	2,914	3,134	2,158	(7)	35
Comprehensive income attributable to third parties	116	143	115	(19)	1
Comprehensive income attributable to GFG	2,798	2,991	2,043	(6)	37

(1) Net of income tax.

(2) Results from the sale of Compañía Financiera Argentina and Cobranzas y Servcios.

5

Additional Information		2018			2017
(Number of, except otherwise noted)	2Q	1Q	4Q	3Q	2Q
Employees	10,574	10,581	10,532	10,656	10,664
The Bank	6,478	6,393	6,214	6,160	6,023
Tarjetas Regionales	3,657	3,760	3,896	4,073	4,211
Galicia Administradora de Fondos	19	19	19	16	18
Sudamericana Holding	391	381	375	378	383
Other companies	29	28	28	29	29
Branches and other points of sales	558	564	563	543	541
The Bank	309	308	306	285	279
Tarjetas Regionales	249	256	257	258	262
Deposit Accounts at the Bank (in thousands)	4,505	4,348	4,249	4,114	3,983
Credit Cards (in thousands)	13,602	13,391	13,234	13,318	13,372
The Bank	4,350	4,222	4,086	3,982	3,889
Tarjetas Regionales	9,252	9,169	9,148	9,336	9,483
Galicia Administradora de Fondos’ assets under management (millions of pesos)	72,922	91,609	67,771	74,996	64,042
Inflation, exchange rate and interest rates
Consumer price index (IPC) (%)	8.79	6.66	6.14	5.33	5.39
Wholesale price index (IPIM) (%)	16.60	11.70	4.67	5.59	3.33
Acquisition value unit (UVA)	24.31	22.61	21.15	20.16	19.33
Exchange rate (Ps./US$) (1)	28.86	20.14	18.77	17.32	16.60
Badlar (quarterly averages) (2)	27.31	22.89	22.48	20.77	19.58

(1) Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the Quarter.

(2) Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

6

BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

➣

Net income for the Quarter amounted to Ps.1,962 million, Ps.94 million (5%) lower than the figure accounted for in the same quarter of the 2017 fiscal year, which was mainly due to the split-up of Tarjetas Regionales as of January 1, 2018. Excluding the results from the above mentioned split-up, net income increased 18%.

➣

The credit exposure to the private sector reached Ps.245,238 million, up 67% from the Ps. 147,263 million recorded in the second quarter of the 2017 fiscal year, and deposits reached Ps.261,270 million, up 67% from the Ps,156,676 million recorded in the 2017 fiscal year. As of June 30, 2018, the Bank’s estimated market share of loans to the private sector was 10.01% while its estimated market share of deposits from the private sector was 10.43%.

➣

The non-accrual loan portfolio represented 2.25% of total loans to the private sector, recording an increase of 38 basis points (“bp”) from the 1.87% recorded at the end of the same quarter of the 2017 fiscal year, while its coverage with allowances for loan losses reached 102.29%.

➣

As of the end of the Quarter, the minimum capital requirement amounted to Ps.26,112 million (up Ps.12,227 million or 88%), and the computable capital was Ps.42,560 million (up Ps.22,760 million or 115%). The excess over the capital requirement amounted to Ps.16,448 million, and the total capital ratio was 13.39%.

INFORMATION DISCLOSURE

The data shown in this report and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A. as consolidated, except where otherwise noted.

For comparison purposes, figures for the 2017 fiscal year corresponding to the Bank’s interest in Tarjetas Regionales S.A. (1) (“Tarjetas Regionales”), Compañía Financiera Argentina S.A. (“CFA”) (2) and Cobranzas y Servicios S.A. (“CyS”) (2) are presented in the line of results from associates and joint businesses. In addition, balances of certain items were adjusted or reclassified.

(1) Beginning January 1, 2018, the financial statements of Tarjetas Regionales. were consolidated line by line with Grupo Financiero Galicia.

(2) On February 2, 2018, the sale of Companñía Financiera Argentina and Cobranzas y Servicios was completed.

7

RESULTS FOR THE QUARTER

Income Statement	2018		2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Net interest income	4,699	4,155	3,285	13	43
Net fee income	2,460	2,119	1,841	16	34
Net results from financial instruments	1,506	1,643	1,048	(8)	44
Gold and foreign currency quotation differences	760	745	472	2	61
Other operating income	1,557	1,030	785	51	98
Loan loss provisions	(1,461)	(963)	(705)	52	107
Net operating income	9,521	8,729	6,726	9	42
Personnel expenses	(2,135)	(2,123)	(1,701)	1	26
Administrative expenses	(2,080)	(1,768)	(1,479)	18	41
Depreciations and devaluations of assets	(196)	(186)	(167)	5	17
Other operating expenses	(2,409)	(1,944)	(1,479)	24	63
Operating income	2,701	2,708	1,900	-	42
Results from associates and joint businesses	23	33	513	(30)	(96)
Income tax	(762)	(830)	(357)	(8)	113
Results from discontinued activities (1) (2)	-	51	-	(100)	-
Net income	1,962	1,962	2,056	-	(5)
Other comprehensive income	17	(3)	(192)	667	(109)
Total comprehensive income	1,979	1,959	1,864	1	6
(1) Net of income tax. (2) Results from the sale of Compañía Financiera Argentina and Cobranzas y Servcios.

Profitability and Efficiency		2018	2017	Variation (bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Return (1) on average assets	2.38	2.89	3.83	(51)	(145)
Return (1) on average shareholders’ equity	21.82	23.33	33.00	(151)	(1,118)
Financial margin (1) (2)	10.35	11.55	11.21	(120)	(86)
Efficiency ratio (3)	53.25	52.45	55.56	80	(231)

(1) Annualized.

(2) Net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income, divided by average interest-earning assets.

(3) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

In the second quarter of the 2018 fiscal year, the Bank recorded a Ps.1,962 million profit, Ps.94 million (5%) lower than the Ps.2,056 million profit recorded for the same quarter of the previous fiscal year.

In addition to the split-up of Tarjetas Regionales, the lower net income recorded resulted from an increase in provisions for loan losses (107%) and higher operating expenses (41%), which were partially offset by higher interest income (43%) and net income from financial instruments (44%).

The net operating income for the second quarter of the 2018 fiscal year totaled Ps.9,521 million, up Ps.2,795 (42%) from the Ps.6,726 million recorded for the same quarter of the prior fiscal year.

8

Net Interest Income	2018		2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Interest income	10,314	8,398	6,245	23	65
Private sector securities	6	47	304	(87)	(98)
Public sector securities	24	-	22	100	9
Loans and other financing	10,159	8,287	5,762	23	76
Financial sector	338	204	174	66	94
Non-financial private sector	9,821	8,083	5,588	22	76
Overdrafts	1,418	944	638	50	122
Mortgage loans	802	475	116	69	591
Pledge loans	96	68	25	41	284
Personal loans	1,803	1,611	1,124	12	60
Credit-card loans	3,022	2,677	2,240	13	35
Financial leases	108	97	69	11	57
Other	2,572	2,211	1,376	16	87
Other interest-earning assets	125	64	157	95	(20)
Interest expenses	(5,615)	(4,243)	(2,960)	32	90
Deposits from the non-financial private sector	(4,414)	(3,629)	(2,536)	22	74
Saving accounts	(1)	(1)	(1)	-	-
Time deposits and term investments	(3,960)	(3,404)	(2,483)	16	59
Other	(453)	(224)	(52)	102	771
Financing from financial institutions	(178)	(149)	(93)	19	91
Repurchase agreement transactions	(89)	(24)	-	271	100
Other interest-bearing liabilities	(158)	(62)	(22)	155	618
Notes	(776)	(379)	(309)	105	151
Net interest income	4,699	4,155	3,285	13	43

Net interest income for the Quarter amounted to Ps.4,699 million, a Ps.1,414 million (43%) increase as compared to the Ps.3,285 million profit recorded for the same quarter of the 2017 fiscal year. This increase was primarily a consequence of a Ps.4,397 million increase in interest on loans and other financing

Yields and Rates (1)			2018			2017	Variation (% / bp)
Average balances: in millions of pesos	2Q		1Q		2Q		vs 1Q18		vs 2Q17
Yields and rates: annualized nominal %	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-earning assets	233,632	19.55	202,484	20.16	144,792	18.58	15	(61)	61	97
Government securities	37,403	12.47	32,454	20.21	20,680	13.58	15	(774)	81	(111)
Loans	190,400	21.08	164,942	19.97	120,260	19.13	15	111	58	195
Other interest-earning assets	5,829	15.03	5,088	26.18	3,852	28.56	15	(1,115)	51	(1,353)
Interest-bearing liabilities	212,293	10.59	170,946	9.92	127,492	9.27	24	67	67	132
Saving accounts	87,643	0.17	75,686	0.16	55,541	0.09	16	1	58	8
Time deposits	89,115	19.65	74,062	19.43	57,653	17.50	20	22	55	215
Debt securities	15,768	19.71	9,236	16.41	8,270	14.85	71	330	91	486
Other interest-bearing liabilities	19,767	8.62	11,962	7.82	6,028	7.50	65	80	228	112

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets for the Quarter grew by Ps.88,840 million (61%) as compared to the figure recorded for the second quarter of the previous fiscal year, primarily as a consequence of the Ps.70,140 million (58%) increase in the average balance of loans to the private sector and of Ps.16,723 million (81%) increase in the average portfolio of government securities.

9

Interest-bearing liabilities increased Ps.84,801 million (67%) during the same period, primarily due to a Ps.32,102 million (58%) increase in the average balances of saving accounts and a Ps.31,462 million (55%) increase in time deposits.

The average yield on interest-earning assets for the second quarter of the 2018 fiscal year was 19.55%, with a 97 bp increase as compared to the same quarter of the prior year, mainly due to an increase of 195 bps in the interest rate on loans, offset by a 111 bp decrease in the yield of government securities due to the decrease in the market-price of the Treasury Bonds from the Province of Buenos Aires. Likewise, the average cost of interest-bearing liabilities was 10.59%, with a 132 bp increase as compared to the second quarter of the prior year mainly due to the increase in the average interest rate on time deposits (215 bp ) and on debt securities (486 bp).

Net Fee Income		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Credit cards	1,279	1,154	1,019	11	26
Deposit accounts	644	569	450	13	43
Insurance	152	149	139	2	9
Financial fees	64	57	45	12	42
Credit-related fees	26	15	214	73	(88)
Foreign trade	176	146	148	21	19
Collections	148	121	122	22	21
Utility-bills collection services	166	136	89	22	87
Mutual funds	109	42	31	160	252
Other	202	174	121	16	67
Total fee income	2,966	2,563	2,378	16	25
Total expenditures	(506)	(444)	(537)	14	(6)
Net fee income	2,460	2,119	1,841	16	34

Net fee income amounted to Ps.2,460 million, up 34% from the Ps.1,841 million recorded in the second quarter of the previous fiscal year. The increases in fees which stood out were those related to credit-cards (Ps.260 million or 26%) and deposit accounts (Ps.194 million or 43%).

Net income from financial instruments for the Quarter amounted to Ps.1,506 million, up Ps.458 million (44%) from the Ps.1,048 million recorded in the same quarter of the 2017 fiscal year.

Results from gold and foreign currency quotation differences for the Quarter amounted to Ps.760 million, 61% higher than the Ps.472 million profit recorded in the same quarter of the 2017 fiscal year. This result includes a Ps. 1,257 million profit from the trading of foreign currency.

Other Operating Income		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Other financial income / (losses) (1) (2)	9	46	1	(80)	800
Fees from bundles of products (1)	577	517	471	12	23
Rental of safe deposit boxes (1)	104	91	74	14	41
Other fee income (1)	98	85	83	15	18
Other adjustments and interest on miscellaneous receivables	237	193	55	23	331
Other	532	98	101	443	427
Total other operating income	1,557	1,030	785	51	98

(1) Item included for calculating the efficiency ratio.

(2) Item included for calculating the financial margin.

10

Other operating income for the Quarter reached Ps.1,557 million, increasing Ps.772 million (98%) from the Ps.785 million net profit recorded in the second quarter of 2017.

Provisions for loan losses for the second quarter of the 2018 fiscal year amounted to Ps.1,461 million, Ps.756 million (105%) higher than those recorded in the same quarter of the prior fiscal year. This was due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the portfolio in normal situation as a consequence of the increase in the volume of credit.

Personnel expenses amounted to Ps.2,135 million, increasing 26% from the same quarter of the 2017 fiscal year, mainly due to salary increase agreements with the Unions.

Administrative Expenses		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Fees and compensations for services	134	98	51	37	163
Fees to directors and syndics	7	5	5	40	40
Publicity, promotion and research expenses	176	130	114	35	54
Taxes	342	363	288	(6)	19
Maintenance	260	173	161	50	61
Electricity and communications	157	110	118	43	33
Stationery and office supplies	24	21	17	14	41
Rentals	90	83	62	8	45
Hired administrative services	267	216	187	24	43
Security	109	105	93	4	17
Insurance	14	14	9	-	56
Other	500	450	374	11	34
Total administrative expenses	2,080	1,768	1,479	18	41

Administrative expenses for the Quarter totaled Ps.2,080 million, up 41% in the same period, as a consequence of the increase of Ps.99 million (61%) in maintenance expenses and Ps.83 million (163%) in fees and compensations for services, as compared to the same quarter of the previous year.

Other Operating Expenses		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Contribution to the Deposit Insurance Fund (1) (2)	91	82	69	11	32
Other financial expenses (1) (2)	27	2	54	1,250	(50)
Turnover tax (1)	1,146	1,007	763	14	50
On operating income (2)	827	738	636	12	30
On fees	319	269	127	19	151
Other fee-related expenditures (2)	666	537	365	24	82
Other provisions	289	213	21	36	1,276
Claims	78	39	42	100	86
Other	112	64	165	75	(32)
Total other operating expenses	2,409	1,944	1,479	24	63

(1) Item included for calculating the efficiency ratio.

(1) Item included for calculating the financial margin.

Other operating expenses reached Ps.2,409 million, increasing Ps.930 million (63%) from the Ps.1,479 million recorded in the second quarter of 2017.

The income tax charge was Ps.762 million, Ps.405 million (113%) higher than in the second quarter of fiscal year 2017.

11

SELECTED FINANCIAL INFORMATION

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Assets
Cash and due from banks	91,104	45,843	32,609	99	179
Debt securities	30,650	29,463	23,228	4	32
Net loans and other financing	214,652	175,525	129,764	22	65
Other financial assets	29,432	20,357	13,704	45	115
Equity investments in subsidiaries, associates and joint businesses	208	230	5,714	(10)	(96)
Property, bank premises, equipment	9,184	9,076	8,163	1	13
Intangible assets	697	715	570	(3)	22
Other assets	3,504	2,511	1,869	40	87
Assets available for sale (1)	244	228	5,507	7	(96)
Total assets	379,675	283,948	221,128	34	72
Liabilities
Deposits	261,270	198,479	156,676	32	67
Financing from financial entities	20,626	10,193	4,842	102	326
Other financial liabilities	30,561	22,338	14,295	37	114
Notes	13,816	4,475	4,412	209	213
Subordinated notes	7,444	5,079	4,261	47	75
Other liabilities	9,516	8,922	11,391	7	(16)
Total liabilities	343,233	249,486	195,877	38	75
Shareholders’ equity	36,442	34,462	25,251	6	44
Foreign currency assets and liabilities
Assets	148,391	89,629	58,742	66	153
Liabilities	155,010	92,372	58,870	68	163
Net forward purchases/(sales) of foreign currency (2)	7,661	2,052	724	273	958
Net global position in foreign currency	1,042	(691)	596	(251)	75

(1) Includes the interests in Compañía Financiera Argentina S.A. and in Cobranzas y Servicios S.A. until the 1Q2017, and the interest in Prisma Medios de Pago S.A. since the 3Q2017.

(2) Recorded off-balance sheet.

LEVEL OF ACTIVITY

Financing to the Private Sector		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
In pesos	169,623	145,881	110,846	16	53
Loans	140,731	121,380	96,082	16	46
UVA-adjusted loans	10,405	7,398	861	41	1,108
Financial leases	1,517	1,528	1,308	(1)	16
Debt securities	625	680	518	(8)	21
Other financing (1)	16,345	14,895	12,077	10	35
In foreign currency	75,615	54,237	36,417	39	108
Loans	62,655	46,596	32,334	34	94
Financial leases	598	390	113	53	429
Debt securities	3,035	2,493	1,092	22	178
Other financing (1)	9,327	4,758	2,878	96	224
Total financing to the private sector	245,238	200,118	147,263	23	67

(1) Includes certain off-balance sheet accounts related to guarantees granted.

As of June 30, 2018, the total financing to the private sector reached Ps.245,238 million, representing an increase of 67% from a year before and of 23% during the Quarter.

12

Market Share (1)		2018	2017	Variation (bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Total loans	9.99	9.48	9.70	51	29
Loans to the private sector	10.01	9.53	9.88	48	13

(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

The Bank’s market share of loans to the private sector as of June 30, 2018, was 10.01%, increasing 13 bps from June 30, 2017.

Break down of loans and other financing		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Financial entities	7,860	4,597	3,978	71	98
Loans	7,856	4,591	3,965	71	98
Other financing	4	6	13	(33)	(69)
Non-financial private sector and residents abroad	211,808	175,385	128,783	21	64
Loans	205,935	170,783	125,312	21	64
Overdrafts	18,351	11,826	8,191	55	124
Promissory notes	47,123	34,144	27,165	38	73
Mortgage loans	12,253	9,115	2,476	34	395
Pledge loans	1,090	1,122	639	(3)	71
Personal loans	21,286	20,045	13,902	6	53
Credit-card loans	61,116	56,609	45,129	8	35
Other	41,630	35,999	27,096	16	54
Accrued interest, adjustments and foreign currency quotation differences receivable	4,265	2,868	1,294	49	230
Documented interest	(1,179)	(945)	(580)	25	103
Financial leases	2,115	1,918	1,421	10	49
Other financing	3,758	2,684	2,050	40	83
Total loans and other financing	219,668	179,982	132,761	22	65
Allowances	(5,016)	(4,457)	(2,997)	13	67
Loans	(4,918)	(4,365)	(2,909)	13	69
Financial leases	(25)	(22)	(18)	14	39
Other financing	(73)	(70)	(70)	4	(4)
Net loans and other financing	214,652	175,525	129,764	22	65

As of June 30, 2018, the loan and other financing portfolio, before certain provisions, amounted to Ps.219,668 million, growing 65% from June 30, 2017.

13

Loans by Type of Borrower		2018	2017		Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Large corporations	80,789	40,906	32,456	97	149
SMEs	39,949	52,354	38,772	(24)	3
Individuals	84,063	75,537	53,396	11	57
Financial sector	7,856	4,591	3,965	71	98
Residents abroad	579	1,447	615	(60)	(6)
Other	959	864	385	11	149
IFRS adjustment	(404)	(325)	(312)	24	29
Total loans	213,791	175,374	129,277	22	65
Allowances	(4,918)	(4,365)	(2,909)	13	69
Net total loans	208,873	171,009	126,368	22	65

Loans by Sector of Activity		2018	2017		Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Financial sector	7,856	4,591	3,965	71	98
Residents abroad	579	1,447	615	(60)	(6)
Services	14,103	11,041	10,420	28	35
Agriculture and livestock	25,214	20,628	14,437	22	75
Consumer	84,141	75,597	53,438	11	57
Retail and wholesale trade	25,959	20,680	16,245	26	60
Construction	3,248	2,569	1,878	26	73
Manufacturing industry	43,571	33,349	24,097	31	81
Other	9,524	5,797	4,494	64	112
IFRS adjustment	(404)	(325)	(312)	24	29
Total loans	213,791	175,373	129,277	22	65
Allowances	(4,918)	(4,365)	(2,909)	13	69
Net total loans	208,873	171,009	126,368	22	65

When compared to the previous fiscal year, loans to the private sector registered growth, mainly in those granted to large corporations (Ps.48,333 million or 149%) and to individuals (Ps.30,667 million or 57%). By sector of activity, the higher growth was recorded in the consumer sector (Ps.30,703 million or 57%), the manufacturing industry (Ps.19,474 million or 81%) and in the agricultural and livestock sector (Ps.10,777 million or 75%).

Net Exposure to the Argentine Public Sector (1)		2018	2017		Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Government securities’ net position	35,180	29,017	22,401	21	57
Lebac	15,470	11,594	14,509	33	(7)
Leliq	2,988	4,494	-	(34)	100
Other	16,722	12,929	7,892	29	112
Other receivables resulting from financial brokerage	50	42	52	19	(4)
Loans and other financing	4	6	13	(33)	(69)
Trust certificates of participation and securities	46	36	39	28	18
Total exposure to the public sector	35,230	29,059	22,453	21	57

(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with minimum cash requirements.

As of June 30, 2018, the Bank’s exposure to the public sector amounted to Ps.35,230 million, recording a 57% increase during the last twelve months due to a Ps.3,949 million (2%) increase in the portfolio of debt securities issued by the Argentine Central Bank and of Ps.8,830 million (112%) in other government securities. Excluding Lebac and Leliq, such exposure reached Ps.16,772 million (4% of total assets), while as of June 30, 2017, it amounted to Ps.7,944 million (4% of total assets).

14

Deposits		2018	2017		Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
In pesos	143,075	125,416	108,613	14	32
Current accounts	33,940	31,127	29,294	9	16
Saving accounts	41,651	32,054	29,767	30	40
Time deposits	60,851	56,637	47,403	7	28
UVA-adjusted time deposits	3,620	3,027	244	20	1,384
Other	3,013	2,571	1,905	17	58
In foreign currency	118,195	73,063	48,063	62	146
Saving accounts	94,524	59,131	40,953	60	131
Time deposits	22,963	13,375	6,522	72	252
Other	708	557	588	27	20
Total deposits	261,270	198,479	156,676	32	67

As of June 30, 2018, the Bank’s deposits amounted to Ps.261,270 million, representing a 67% increase during the last twelve months. Peso-denominated deposits increased 32% in the same period, mainly due to a 40% increase of deposits in saving accounts and of 35% in time deposits. Dollar-denominated deposits increased 146%, due to the evolution of the exchange rate and to a higher volume, with time deposits reaching Ps.22,963 million (up 252%) and saving account deposits reaching Ps.94,524 million (up 131%).

At the end of the Quarter there were more than 4.5 million deposit accounts, 13% more than a year before.

Market Share (1)		2018	2017	Variation (bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Total deposits	8.17	7.31	7.61	86	56
Private sector deposits	10.43	9.66	9.40	77	103

(1) According to the daily information on loans published by the Argentine Central Bank. Balances as of the last day of each quarter.

As of June 30, 2018, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 10.43%, recording a 103 bp increase from a year before.

Financial Liabilities		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Financial entities	20,626	10,193	4,842	102	326
Financing from credit-card purchases	10,669	9,539	6,796	12	57
Notes	13,816	4,475	4,412	209	213
Subordinated Notes	7,444	5,079	4,261	47	75
Other financial liabilities	19,892	12,799	7,499	55	165
Total financial liabilities	72,447	42,085	27,810	72	161

Financial liabilities at the end of the second quarter of 2018 amounted to Ps.72,447 million, Ps.44,637 million (161%) higher than the Ps.27,810 million recorded a year before. This growth was mainly due to the increase of financing from financial entities (Ps.15,784 million or 326%) and of other financial liabilities (Ps.12,393 million or 165%).

15

ASSET QUALITY

Loan Portfolio Quality		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Non-accrual loans (1)	4,808	4,218	2,421	14	99
With preferred guarantees	319	207	106	54	201
With other guarantees	429	340	105	26	309
Without guarantees	4,060	3,671	2,210	11	84
Allowance for loan losses	4,918	4,365	2,909	13	69
Relevant ratios (%)				Variation (bp)
Non-accrual loans to private-sector loans	2.25	2.40	1.87	(15)	38
Allowance for loan losses to private-sector loans	2.30	2.49	2.25	(19)	5
Allowance for loan losses to non-accrual loans	102.29	103.51	120.16	(122)	(1,787)
Non-accrual loans with guarantees to non-accrual loans	15.56	12.95	8.72	261	684
Cost of risk (2)	2.98	2.23	2.28	75	70

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2) Annualized.

The Bank’s non-accrual loan portfolio amounted to Ps.4,808 million as of June 30, 2018, accounting for 2.25% of total loans to the private-sector, representing an increase of 38 bps from the 1.87% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 102.29% as of the end of the Quarter, as compared to 120.16% from a year before.

In terms of total financing (defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing guarantees granted and unused balances of loans granted) the Bank’s non-accrual portfolio represented 1.98% of total financing to the private-sector, and its coverage with allowances for loan losses reached 103.23%, compared to 1.66% and 122.63% from a year before, respectively.

Analysis of Loan Loss Experience		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Allowance for loan losses at the beginning of the quarter	4,365	3,595	2,463	21	77
Changes in the allowance for loan losses
Provisions charged to income	1,391	884	655	57	112
Charge offs	(838)	(114)	(209)	635	301
Allowance for loan losses at the end of the quarter	4,918	4,365	2,909	13	69
Charge to the income statement
Provisions charged to income (1)	(1,391)	(884)	(655)	57	112
Direct charge offs (1)	(55)	(50)	(41)	10	34
Bad debts recovered	54	21	23	157	135
Net charge to the income statement	(1,392)	(913)	(673)	52	107

(1) Item included for calculating the cost of risk.

During the Quarter, Ps.838 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.55 million were made.

16

CAPITALIZATION AND LIQUIDITY

Consolidated Regulatory Capital		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Minimum capital required (A)	26,112	21,427	13,885	22	88
Allocated to credit risk	20,895	17,004	11,063	23	89
Allocated to market risk	2,045	1,535	551	33	271
Allocated to operational risk	3,172	2,888	2,271	10	40
Computable capital (B)	42,560	36,812	19,800	16	115
Tier I	32,870	29,699	14,034	11	134
Tier II	9,690	7,113	5,766	36	68
Excess over required capital (B) - (A)	16,448	15,385	5,915	7	178
Risk weighted assets	317,755	260,319	169,359	22	88
				Variation (bp)
Total capital ratio (%)	13.39	14.14	11.69	(75)	170
Tier I capital ratio (%)	10.34	11.41	8.29	(107)	205

As of June 30, 2018, the Bank’s consolidated computable capital was Ps.16,448 million (a 63% excess over there applicable requirement) higher than the Ps.26,112 million capital requirement. As of June 30, 2017, this excess amounted to Ps.5,915 million (43%).

The minimum capital requirement increased Ps.12,227 million as compared to June 30, 2017, mainly due to the growth of the private-sector loan portfolio and computable capital, which increased Ps.22,760 million in the same period, primarily as consequence of the capitalization and of the application of IFRS. The total capital ratio was 13.39%, increasing 170 bps during the last twelve months.

Liquidity		2018	2017	Variation (%)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Cash and due from banks	91,104	45,843	32,609	99	179
Government securities	27,658	19,655	16,687	41	66
Call-money	956	1,096	884	(13)	8
Overnight placements in correspondent banks	1,154	1,737	947	(34)	22
Repurchase agreement transactions	816	2,854	6,248	(71)	(87)
Escrow accounts	4,138	3,820	2,655	8	56
Total liquid assets	125,826	75,005	60,030	68	110
Liquidity ratios				Variation (bp)
Liquid assets (*) as a percentage of transactional deposits	73.96	61.32	59.88	1,264	1,408
Liquid assets (*) as a percentage of total deposits	48.16	37.79	38.31	1,037	985

(*) Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac (Argentine Central Bank’s bills), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of June 30, 2018, the Bank’s liquid assets represented 73.96% of the Bank’s transactional deposits and 48.16% of its total deposits, as compared to 59.88% and 38.31%, respectively, as of June 30, 2017.

17

TARJETAS REGIONALES

INFORMATION DISCLOSURE

The data shown in the following tables correspond to Tarjetas Regionales S.A., consolidated line by line with its subsidiaries.

RESULTS FOR THE QUARTER

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Net interest income	1,938	1,929	1,361	-	42
Net fee income	2,214	2,069	1,858	7	19
Net results from financial instruments	150	107	165	40	(9)
Gold and foreign currency quotation differences	-	4	8	(100)	(100)
Other operating income	251	155	200	62	26
Loan loss provisions	(928)	(659)	(575)	41	61
Net operating income	3,625	3,605	3,017	1	20
Personnel expenses	(950)	(848)	(774)	12	23
Administrative expenses	(1,190)	(1,048)	(1,004)	14	19
Depreciations and devaluations of assets	(68)	(60)	(51)	13	33
Other operating expenses (1)	(463)	(437)	(390)	6	19
Operating income	954	1,212	798	(21)	20
Income tax	(271)	(370)	(291)	(27)	(7)
Net income	683	842	507	(19)	35

(1) Sales tax of Ps.204 million is included for the 2Q 2018 figure. Item included for calculating the financial margin.

Profitability and Efficiency		2018	2017	Variation (bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Return (1) on average assets	6.21	9.12	6.58	(231)	(37)
Return (1) on average shareholders’ equity	29.90	38.42	31.23	(852)	(133)
Financial margin (1) (2)	17.86	19.81	17.84	(195)	2
Efficiency ratio (3)	57.25	53.02	59.42	422	217

(1) Annualized.

(2) Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

In the second quarter of the 2018 fiscal year, Tarjetas Regionales S.A. recorded a Ps.683 million profit, up 35% in the last twelve months. This profit represented a 7.92% annualized return on average assets and a 33.57% return on average shareholder’s equity, as compared to 9.24% and 44.21%, respectively, from the second quarter of the 2017 fiscal year.

Net operating income amounted to Ps.3,625 million, increasing 20% from the second quarter of 2017, with net interest growing 42%, other operating income growing 26% and fee income growing 19%.

Provisions for loan losses for the Quarter amounted to Ps.928 million, 61% higher than the Ps.575 million recorded in the same quarter of the prior year.

18

SELECTED FINANCIAL INFORMATION

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Assets
Cash and due from banks	682	661	638	3	7
Debt securities	-	233	35	(100)	(100)
Net loans and other financing	38,101	35,538	27,884	7	37
Other financial assets	1,672	2,064	1,131	(19)	48
Property, bank premises, equipment	701	678	647	3	8
Intangible assets	327	293	192	12	70
Other non-financial assets	898	797	923	13	(3)
Total assets	42,381	40,264	31,450	5	35
Liabilities
Financing from financial entities	1,813	1,284	907	41	100
Other financial liabilities	17,247	16,973	12,259	2	41
Notes	11,815	10,065	9,543	17	24
Other non-financial liabilities	1,989	2,685	1,849	(26)	8
Total liabilities	32,864	31,007	24,558	6	34
Shareholders’ equity	9,517	9,257	6,892	3	38

ASSET QUALITY

Loan Portfolio Quality		2018	2017	Variation (%)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Non-accrual loans (1)	2,631	2,684	2,488	(2)	6
Allowances for loan losses	2,802	2,844	2,492	(1)	12
Ratios (%)			Variation (bp)
Non-accrual loans to loans to the private sector	6.44	7.00	8.26	(56)	(182)
Allowance for loan losses to loans to the private sector	6.86	7.41	8.27	(55)	(141)
Allowance for loan losses to non-accrual loans	106.50	105.96	100.16	54	634
Cost of risk (2)	9.83	7.57	7.75	226	208

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2) Annualized.

Analysis of Loan Loss Experience		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Allowance for loan losses
At the beginning of the quarter	2,844	2,381	2,258	19	26
Changes in the allowance for loan losses
Provisions charged to income	863	605	535	43	61
Charge offs (1)	(905)	(142)	(301)	537	201
Allowance for loan losses at the end of the quarter	2,802	2,844	2,492	(1)	12
Charge to the income statement
Provisions charged to income (2)	(863)	(605)	(535)	43	61
Direct charge offs (2)	(61)	(44)	(40)	39	53
Bad debts recovered	74	10	64	640	16
Net charge to the income statement	(850)	(639)	(511)	33	66

(1) The amount of Ps.785 million from the sale of bad- loans is included in the 2Q 2018 figure.

(2) Item included for calculating the cost of risk.

19

GALICIA ADMINISTRADORA DE FONDOS

RESULTS FOR THE QUARTER

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Net interest income	-	10	(7)	(100)	(243)
Net fee income	-	1	-	(100)	-
Net results from financial instruments	62	25	18	148	39
Gold and foreign currency quotation differences	1	-	-	100	100
Other operating income	163	246	172	(34)	43
Net operating income	226	282	183	(20)	54
Personnel expenses	(19)	(14)	(8)	36	75
Administrative expenses	(15)	(13)	(7)	15	86
Other operating expenses	(12)	(13)	(9)	(8)	44
Operating income	180	242	159	(26)	52
Income tax	(54)	(72)	(56)	(25)	29
Net income	126	170	103	(26)	65

ASSETS UNDER MANAGEMENT

Mutual Fund	Assets Under Management as of:		Variation
In millions of pesos, except otherwise noted	2Q18	2Q17	Ps.	%
Fima Premium	19,977	10,690	7,182	87
Fima Ahorro Pesos	16,786	25,998	17,335	(35)
Fima Ahorro Plus	12,390	25,542	23,004	(51)
Fima Capital Plus	400	709	551	(44)
Fima Renta en Pesos	563	771	457	(27)
Fima Renta Plus	348	585	474	(41)
Fima Abierto Pymes	295	273	207	8
Fima Acciones	433	630	177	(31)
Fima PB Acciones	1,185	1,729	527	(31)
Fima Mix I	238	572	121	(58)
Fima Renta Dólares I	15,251	17,439	5,765	(13)
Fima Renta Dólares II	5,056	6,671	1,082	(24)
Total Assets Under Management	72,922	91,609	56,882	(20)

SELECTED FINANCIAL INFORMATION

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Assets
Cash and due from banks	2	2	2	-	-
Debt securities	-	22	-	(100)	-
Other financial assets	12	-	-	100	100
Other non-financial assets	412	391	291	5	42
Total assets	67	119	32	(44)	109
Liabilities	493	534	325	(8)	52
Other non-financial liabilities	176	344	122	(49)	44
Total liabilities	176	344	122	(49)	44
Shareholders’ equity	317	190	203	67	56

20

SUDAMERICANA HOLDING

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A., consolidated line by line with the subsidiaries under its control.

RESULTS FOR THE QUARTER

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Earned premium	938	894	876	5	7
Incurred claims	(137)	(91)	(115)	51	19
Withdrawals	-	-	(2)	-	(100)
Life annuities	(2)	(2)	(2)	-	-
Acquisition and general expenses	(478)	(415)	(410)	15	17
Other income and expenses	(2)	(16)	(10)	(88)	(80)
Underwriting income	319	370	337	(14)	(5)
Interest income	105	76	82	38	28
Net results from financial instruments	12	19	(9)	(37)	(233)
Gold and foreign currency quotation differences	5	1	-	400	100
Other operating income	42	3	35	1,300	20
Net operating income	483	469	445	3	9
Personnel expenses	(114)	(99)	(90)	15	27
Administrative expenses	(80)	(64)	(65)	25	23
Depreciations and devaluations of assets	(13)	(11)	(5)	18	160
Other operating expenses	(67)	(29)	(109)	131	(39)
Operating income	209	266	176	(21)	19
Income tax	(73)	(98)	(62)	(26)	18
Net income	136	168	114	(19)	19
Other comprehensive income	-	(13)	7	(100)	(100)
Total comprehensive income	136	155	121	(12)	12

Profitability		2018	2017	Variation (pb)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q18	vs 2Q17
Return on average assets (1)	19.58	27.99	18.65	(841)	93
Return on average shareholders’ equity (1)	44.60	62.39	38.01	(1,779)	659
Efficiency ratio (2)	51.17	48.21	47.95	296	322
Combined ratio (3)	65.99	58.61	61.53	738	446

(1) Annualized.

(2) Acquisition and general expenses divided by earned premiums plus other income and expenses.

(3) Acquisition and general expenses divided by earned premiums plus incurred claims plus withdrawals plus life annuities plus other income and expenses.

21

SELECTED FINANCIAL INFORMATION

Balance Sheet	2018				2017
In millions of pesos, except otherwise noted	2Q	1Q	3Q	2Q	2Q
Assets
Cash and due from banks	24	39	35	(38)	(31)
Debt securities	606	689	1,113	(12)	(46)
Other financial assets	1,106	868	445	27	149
Property, bank premises, equipment	146	143	147	2	(1)
Intangible assets	63	69	42	(9)	50
Other non-financial assets	965	810	822	19	17
Total assets	2,910	2,618	2,604	11	12
Liabilities
Financial entities	10	3	5	233	100
Other non-financial liabilities	1,564	1,415	1,302	11	20
Total liabilities	1,574	1,418	1,307	11	20
Shareholders’ equity	1,336	1,200	1,297	14	3

22

RECENT DEVELOPMENTS

REGULATORY CHANGES

NET POSITION IN FOREIGN CURRENCY

Beginning on May 14, 2018, the Argentine Central Bank established that the short net global position shall be calculated using the monthly average of daily balances, converted to pesos at the reference exchange rate of the end of the previous month. Likewise, the long net global position shall be calculated using balances as of the end of the month (previously average balances) converted to pesos at the exchange rate as of the end of the previous month. In addition, the long net global position was reduced from 30% of computable regulatory capital to 5%.

MINIMUM CASH REQUIREMENTS:

The Argentine Central Bank established a schedule to increase minimum cash requirements by 8 percentage points, 5 points of which can be integrated with Bonos del Tesoro Nacional (Argentine Treasury Bonds) due in 2020, with a 26% annual interest rate, while the remaining 3 points must be integrated in cash. In addition, on August 16, 2018, there was another increase of 3 percentage points to be integrated in cash.

INFLATION ADJUSTMENT

As of June 30, 2018, there are regulations in force from applicable authorities (Argentine Central Bank, National Securities Commission, Tax Collection Authority and Professional Council of Economic Sciences of the City of Buenos Aires) that prevent the application of the adjustment for inflation, in accordance with the provisions of Decree N°664/03 of the Executive Branch. As a result, the criteria for restating the financial information established in IAS 29 has not been used. IAS 29 refers to the recognition of the effects of inflation on the entity’s equity and results, expressing them in constant currency as of the date of the financial reports, and as a consequence they would differ significantly from the balances currently reported. Likewise, to determine the effects of inflation, certain definitions are necessary, such as: indices to be used (wholesale price index or consumer price index), the series and the treatment to be used in the first application.

This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to the Bank as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

23